                             BankBoston, N.A.
                    BancBoston Robertson Stephens Inc.
                            100 Federal Street
                            Boston, MA  02110


                              March 18, 1999

RB Capital Inc.
c/o Mr. Frank B. Day, President
1010 69th Street
Boulder, CO  80303

          Re:  COMMITMENT LETTER

Ladies and Gentlemen:

     We are pleased to confirm the commitment of BankBoston, N.A. ("BKB"), subject to the terms and conditions set forth in this letter and in the Outline referred to below, to provide financing to RB Capital Inc. ("RB CAPITAL") in connection with the proposed acquisition by RB Capital (the "ACQUISITION") of approximately 5.8 million shares of publicly held capital stock and options of Rock Bottom Restaurants, Inc. (the "TARGET COMPANY"), such financing to be in an aggregate amount of up to $60,000,000 (the "SENIOR FINANCING"). The Target Company and all of its current and future direct and indirect subsidiaries shall be joint and several borrowers (collectively, the "BORROWERS") in connection with the Senior Financing or, as may be mutually agreed, certain such subsidiaries may be guarantors (the "SUBSIDIARY GUARANTORS") of the Senior Financing. RB Capital shall be a guarantor of the Senior Financing (together with the Subsidiary Guarantors, the "GUARANTORS"). The Senior Financing will be secured by all assets of the Borrowers and the Guarantors. BkB will act as agent (in such capacity, the "AGENT") for itself and any other lending institutions which may become party to the Senior Financing (collectively with BkB, the "LENDERS") with respect to the Senior Financing, and BancBoston Robertson Stephens Inc. ("BRS") will act as the exclusive syndication agent and arranger (in such capacity, the "ARRANGER") for the Lenders with respect to the Senior Financing. The proceeds of the Senior Financing, along with $22,000,000 of subordinated debt in the form of junior securities to be issued on terms satisfactory to the Lenders (the "SUBORDINATED DEBT") and up to $6,000,000 in equity securities to be issued by RB Capital, shall be used to provide funds for the Acquisition, to pay related transaction fees and expenses, to refinance certain existing indebtedness of the Target Company and its subsidiaries, for the acquisition and/or construction of new operating facilities, for operating facility upgrades, for the issuance of standby letters of credit and for working capital and general corporate purposes. BkB will provide the full amount of the Senior Financing, but intends to syndicate the Senior Financing before the closing. Notwithstanding anything herein to the contrary, no more than $1,750,000 of the revolving credit facility to be provided as part of the Senior Financing will be drawn at closing.

RB Capital Inc.
March 18, 1999
Page 2


     Based on our discussions and on the financial statements, projections and other information and documents previously furnished to us, we are enclosing herewith an outline of terms (the "OUTLINE") which sets forth the principal terms on which BkB would be willing to provide the proposed Senior Financing to the Borrowers (this letter, together with the Outline, is referred to as the "COMMITMENT LETTER"), and BRS is willing to act as the Arranger hereunder.

     Although the Outline sets forth the principal terms of the Senior Financing, you should understand that the Agent and the Arranger reserve the right to propose terms in addition to these terms which will not substantially change or alter the terms of this commitment and the enclosed Outline. Moreover, the Outline does not purport to include all of the representations, warranties, covenants, defaults, definitions and other terms which will be contained in the definitive documents for the transaction, all of which must be satisfactory in form and substance to us and our counsel and to the Borrowers and their counsel prior to proceeding with the proposed Senior Financing.

     Our willingness to proceed with the proposed Senior Financing is conditioned on the satisfaction of all the conditions precedent set forth in the Outline, there being no material misstatements in or omissions from (i) historical financial and operating information for the Target Company and its subsidiaries, (ii) the projected financial information for the Target Company and its subsidiaries for the fiscal year ended December 27, 1998, and (iii) the financial and operating information included in the Project Lobster Financial Summary dated March 17, 1999 which previously have been furnished to us by RB Capital for our review and there being in our reasonable judgment no material adverse change in the assets or business of the Borrowers or Guarantors as represented in the Borrowers' September 30, 1998 10-Q filing, any other filings with the Securities and Exchange Commission made prior to the date hereof or any other publicly available information existing on the date hereof, including the press release announcing financial results for the year ended December 27, 1998, the financial condition of the Borrowers or Guarantors as represented in the consolidated financial statements relating to them for the fiscal period ending December 27, 1998, the management or prospects of the Borrowers or Guarantors, or in the ability of any of the Borrowers or the Guarantors to perform their respective obligations described in the Outline or to complete the Acquisition. We acknowledge receipt of the Rock Bottom Restaurants, Inc. Q1 99 Projection - Revised, dated as of February 28, 1999 (the "Q1 PROJECTION"), and acknowledge that the financial performance of the Borrowers as reflected in the Q1 Projection does not, in itself, represent a material adverse change in the business of the Borrowers; however, similar financial performance after the first two months of fiscal year 1999 is not excluded from being considered a material adverse change. In addition, the proposed Senior Financing is subject to the condition that no material adverse changes in governmental regulation or policy affecting us or any of the Borrowers or the Guarantors and no material changes or disruptions in the syndication, financial or capital markets that could materially impair the syndication of the Senior Financing occur prior to the closing. The commitments of BkB and BRS hereunder are further subject to our satisfaction with the

RB Capital Inc.
March 18, 1999
Page 3


capitalization of the Borrowers and the Target Company and the terms of the Subordinated Debt to be issued in connection with the Acquisition.

     By your signature below, you agree to assist and cooperate with the Arranger in its syndication efforts, including, but not limited to, promptly preparing and providing materials and information reasonably deemed necessary by the Arranger to successfully complete and otherwise facilitate the syndication of the facility described herein with a group of Lenders reasonably acceptable to the Borrowers, the Agent and the Arranger. Without limiting the foregoing, you hereby agree (a) that the Arranger shall have the exclusive right to syndicate the Senior Financing contemplated by this Commitment Letter and manage all aspects of the syndication (including, without limitation, in consultation with the Borrowers, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the syndicate lenders and any titles to be given to any lender participating in the Senior Financing) and that you will assist the Arranger in contacting and soliciting potential co-lenders and will provide to the Arranger, at its reasonable request, financial and organizational information as well as financial projections needed for syndication purposes; (b) that the Arranger shall be expressly permitted to distribute any and all documents and information relating to the transactions contemplated hereby and received from you to any potential lender, participant or assignee, on a confidential basis and subject to your authorization and reasonable confidentiality agreements requested by you; (c) to make available the relevant management personnel related to the Senior Financing or operations of the Borrowers and their subsidiaries for meetings with potential syndicate members upon reasonable notification and at reasonable times to be mutually agreed; (d) to permit the Arranger to publicize, to the extent permitted under applicable securities laws, information in respect of the Senior Financing (including the Agent's and the Arranger's roles in the structuring and Senior Financing thereof) subject to your prior reasonable approval of the form and content thereof; and (e) that prior to or after the execution of the definitive documentation for the Senior Financing, BkB reserves the right to syndicate all or any portion of its commitment hereunder to one or more financial institutions after consultation with the Borrowers and the Arranger, and, upon the acceptance by BkB of a written commitment of any lender to provide a portion of the Senior Financing, BkB shall be released from a portion of its commitment hereunder in an aggregate amount equal to the commitment of such lender. You agree that, prior to and during the syndication of the facilities, you will not permit any offering, placement or arrangement of any competing issues of debt securities or commercial bank facilities of the Borrowers or any of their subsidiaries (other than the agreed upon Subordinated Debt).

     By your signature below, you agree to pay all reasonable out-of-pocket costs and expenses incurred by BkB and BRS in connection with this Commitment Letter, the transactions contemplated hereby, the preparation and negotiation of all loan documentation, the syndication of the loans and BkB's and BRS's ongoing due diligence in connection with the transactions contemplated hereby (the "EXPENSES") (including, without limitation, travel expenses; attorneys' fees, expenses and disbursements; asset evaluation expenses; syndication

RB Capital Inc.
March 18, 1999
Page 4


expenses; and other charges and disbursements and any other reasonable out-of-pocket costs and expenses) whether or not such transactions are consummated.

     Further, in consideration of the commitment contained herein, you agree to pay the fees described in the fee letter enclosed herewith (the "FEE LETTER") on the dates and in the amounts referred to in the Fee Letter.

     By your signature below, you further agree to indemnify and hold harmless BkB, the Agent and the Arranger and their respective officers, directors, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages and liabilities to which any such person may become subject arising out of, or in connection with, this Commitment Letter, the transactions contemplated hereby (including, without limitation, all due diligence and syndication activities) or any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any of such indemnified persons is a party thereto, and to reimburse each of such indemnified persons, from time to time upon their demand, for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, whether or not the transactions contemplated hereby are consummated, PROVIDED that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent that they arise from the bad faith, willful misconduct or gross negligence of such indemnified person or to the extent that they arise solely in connection with materials prepared by us describing general economic conditions in the restaurant industry and not specific to the Target Company and/or its subsidiaries and not based on information furnished by the Target Company or its subsidiaries.

     You agree that this Commitment Letter and the related Fee Letter are for your confidential use only and that, except as required by law, they will not be disclosed by you to any person (including any lender bidding for the Senior Financing contemplated by this Commitment Letter) without our consent, other than your security-holders to the extent necessary or reasonably deemed prudent to do so, employees, officers, directors, accountants, attorneys, and other advisors and those of the Borrowers, and then only in connection with the transactions contemplated hereby and on a confidential basis; PROVIDED that we understand that this Commitment Letter and the terms of the Senior Financing, including the fees incurred in connection therewith, will be required to be included or disclosed in the Schedule 13E-3 and/or the proxy materials provided to the Target Company's stockholders and to be filed with the Securities and Exchange Commission; PROVIDED FURTHER that specific information related to fees paid to us shall not be disclosed in such
Schedule 13E-3 or such proxy materials unless specifically required under applicable law or requested by the Securities and Exchange Commission.

     We agree to keep any information delivered or made available by you to us confidential from anyone other than our employees, officers, attorneys and other advisors who are or are expected to become engaged in evaluating, approving, structuring or administering the Senior Financing or rendering legal advice in connection therewith, PROVIDED that nothing herein

RB Capital Inc.
March 18, 1999
Page 5


shall prevent us from disclosing such information (a) on a confidential basis to potential Lenders, and participants in and assignees of the Senior Financing, (b) upon the order of any court or administrative agency or upon the request of any administrative agency or authority, (c) upon the request or demand of any regulatory agency or authority, (d) to the extent that such information has been publicly disclosed other than as a result of a disclosure by us, or (e) otherwise as required by law.

     This letter is issued with the specific understanding that, except as specifically set forth in the preceding paragraphs, it is not intended to give rise to any legal liability on the part of either you, BkB or BRS (or any other party claiming an interest) and that the proposal set forth herein shall be considered withdrawn if for any reason you fail to return to BkB by 5:00 P.M. (EST) on March 19, 1999 (the "EXPIRATION DATE"), to the attention of Mr. J. Nicholas Cole (i) the enclosed copy of this letter signed by you,
(ii) the Fee Letter signed by you, and (iii) payment in immediately available funds of the portion of the Closing Fee (as defined in the Fee Letter) referred to in the Fee Letter as the Acceptance Amount. Further, the commitment set forth herein shall expire on July 15, 1999 if the closing has not occurred on or before such date, unless such expiry date has been extended pursuant to the terms of the Outline or otherwise.

RB Capital Inc.
March 18, 1999
Page 6


     If the foregoing is in accordance with your understanding, please accept this letter by signing where indicated in the space below and return it to us together with the signed Fee Letter and the Acceptance Amount on or prior to the Expiration Date. This letter supersedes all of our prior letters and communications to you, if any, regarding the subject matter of this letter.


                                       Very truly yours,

                                       BANKBOSTON, N.A.


                                       By: /s/ J. Nicholas Cole
                                          ---------------------------
                                          Name: J. Nicholas Cole
                                          Title: Vice President



                                       BANCBOSTON ROBERTSON
                                       STEPHENS INC.


                                       By: /s/ Marisa C. Ronan
                                          ---------------------------
                                          Name: Marisa C. Ronan
                                          Title: Vice President


Accepted and Agreed to this
18th day of March, 1999


RB CAPITAL INC.


By: /s/ Frank B. Day
   --------------------------
   Name: Frank B. Day
   Title: President

                                  RB CAPITAL INC.
                            Summary Terms and Conditions
                                   March 18, 1999


BORROWER:          Rock Bottom Restaurants, Inc. and all of its present and
                   future direct and indirect subsidiaries (the "Borrower").

GUARANTORS:        RB Capital Inc. and certain present and future direct and
                   indirect subsidiaries of RB Capital.

AGENT:             BankBoston, N.A. ("BankBoston" or the "Agent").

ARRANGER:          BancBoston Robertson Stephens Inc. ("BRS" or the "Arranger").

LENDERS: The Agent will underwrite the Credit Facilities and the Arranger will syndicate the Credit Facilities to other financial institutions to be identified by the Agent and the Arranger in consultation with the Borrower.

CREDIT FACILITIES: $60,000,000 in total aggregate amount, comprised of:

                   a) $10,000,000 Revolving Credit Facility (the "Revolver");

                   b) $20,000,000 Term Loan ("Term Loan A"); and

                   c) $30,000,000 Term Loan ("Term Loan B").

                   In its discretion, the Agent may reallocate up to $10,000,000 between Term Loan A and Term Loan B.

USE OF PROCEEDS:   At Closing, Term Loan A, Term Loan B and up to $1,750,000
                   of the Revolver will be used to refinance existing indebtedness (excluding capital leases and the Chicago mortgage) of the Borrower in the amount of approximately
                   $13,200,000; to partially finance in combination with $22,000,000 in junior debt securities and $6,000,000 of equity securities the repurchase of, through a cash merger, approximately 5.8 million shares of publicly held common stock and options of Rock Bottom Restaurants, Inc.
                   for a total of approximately $59,500,000 (collectively the "Transaction") and to pay fees and expenses associated with the Transaction. Thereafter, the Revolver will be available for the acquisition and/or construction of new operating facilities, for operating facility upgrades, for the issuance of standby letters of credit and for working capital and other general corporate purposes.

CLOSING DATE:      Such date as may be agreed between the Agent and the
                   Borrower, but no later than July 15, 1999; PROVIDED that as soon as

RB Capital Inc.                                                          Page 2

                   BankBoston deems reasonably practicable after the Borrower has signed the Commitment Letter to which this Summary of Terms and Conditions is attached, BankBoston shall endeavor in good faith to commence the internal procedures necessary to extend to August 15, 1999 the date on which this commitment expires; PROVIDED FURTHER that BankBoston shall have no obligation to commence such procedures if it in good faith determines that the conditions precedents to the Closing as set forth in the Commitment Letter and this Summary could not reasonably be anticipated to be satisfied on August 15, 1999 and it is understood that this is not a guarantee that such expiration date shall be extended.


I. REVOLVING CREDIT

AMOUNT:            $10,000,000 Revolver with a Letter of Credit sublimit
                   (TBD) for stand-by Letters of Credit.

L/C ISSUING BANK:  BankBoston, N.A.

AVAILABILITY:      Advances under the Revolver may be borrowed, repaid and
                   reborrowed until Maturity subject to the following incurrence test:

                   Senior Leverage Ratio*  Amount available for direct borrowing
                   ----------------------  -------------------------------------
                     greater than  3.00x                $5,000,000
                       less than or
                       equal to 3.00x                   $10,000,000


                   *Excludes letter of credit exposure up to sublimit.

MATURITY:          Five (5) years from the Closing Date


II. TERM LOAN A

AMOUNT:            $20,000,000

MATURITY:          Five (5) years from the Closing Date.

AMORTIZATION:      Term Loan A shall be payable in quarterly installments,
                   commencing December 31, 1999, in accordance with the schedule shown in Exhibit I attached.


III. TERM LOAN B

AMOUNT:            $30,000,000

MATURITY:          Seven (7) years from the Closing Date.

AMORTIZATION:      Term Loan B shall be payable in quarterly installments,
                   commencing September 30, 2000, in accordance with the schedule shown in Exhibit I attached.

RB Capital Inc.                                                          Page 3

                                 GENERAL PROVISIONS

COMMITMENT FEE:         A fee on the unused portion of the Revolver payable
                        quarterly in arrears at a rate per annum of 0.50% after the Closing Date.

INTEREST RATES:         For the Revolver and the Term Loans, interest rates
                        shall be BankBoston's Base Rate or Eurodollar Rate plus, in each case, the Applicable Margin. Base Rate will be defined as the higher of the Base Rate announced by BankBoston from time to time or the Federal Funds Rate plus 1/2%. Eurodollar loans will be available for 1, 2, 3 or 6 month periods.
                        Customary provisions regarding breakage costs, reserves, taxes, illegality, etc. shall apply. The credit agreement will restrict the number of Eurodollar loans, which may be outstanding at any one time.

APPLICABLE MARGIN:      In accordance with Exhibit II attached.

DEFAULT PRICING:        Applicable Margin over the Base Rate + 3%.

LETTER OF CREDIT FEE:   A per annum fee equal to the Applicable Eurodollar
                        Margin for Revolving Credit Loans, payable on the face amount of each outstanding letter of credit quarterly in arrears. Fees to be shared by the Revolving Credit Lenders on a pro rata basis.
                        Letters of credit issued under the Revolver shall count as utilization for all purposes, including the commitment fee calculation. An additional 1/8% per annum shall be paid to BankBoston as the Issuing Bank as a fronting fee, in addition to customary administrative fees.

OTHER FEES:             As indicated in the Fee Letter among RB Capital Inc.,
                        BankBoston and BRS.

YIELD PROTECTION:       Customary yield protection provisions regarding capital
                        adequacy, reserves, taxes, regulatory changes, etc.

OPTIONAL PREPAYMENTS:   Optional prepayments shall be permitted at any time
                        (subject to breakage costs if paid prior to any Eurodollar interest rate period, if applicable) in minimum amounts of $100,000 and subject to call protection for Term Loan B. Optional prepayments shall be applied ratably to the remaining scheduled principal payments on the Term Loans on a pro rata basis based on principal amount until repaid in full.
                        Term Loan B shall be prepayable at 101% of the outstanding par amount if optionally prepaid prior to December 31, 2000.

MANDATORY PREPAYMENTS:  1.  100% of net proceeds from asset sales in excess of $1,000,000 per annum, equity issuance, certain permitted new debt issuance,

RB Capital Inc.                                                          Page 4

                        tax refunds and insurance claims not reinvested within 270 days. Net proceeds will be applied first to required principal repayments of Term Loan A and Term Loan B (on a pro rata basis) in inverse order of maturity and then to permanent reductions of the Revolver until fully repaid.

                        2. The percentage specified below of Excess Operating Cash Flow (as defined below) as follows: (a) 75% of Excess Operating Cash Flow when Senior Leverage is greater than 2.50x for the fiscal year and the next succeeding fiscal quarter; (b) 50% of Excess Operating Cash Flow when Senior Leverage is greater than 2.00x for the fiscal year and the next succeeding fiscal quarter; and (c) 0% of Excess Operating Cash Flow when Senior Leverage is less than or equal to 2.00x for such fiscal year and the next succeeding fiscal quarter.

                        Excess Operating Cash Flow shall be defined as pretax income plus depreciation and amortization minus the sum of (a) capital expenditures in excess of the amount financed by other permitted indebtedness, (b) cash income taxes, (c) required principal payments and prepayments, and (d) any voluntary Term Loan prepayments during such period. Excess Operating Cash Flow repayments will be payable 120 days after the end of each fiscal year, beginning December 26, 1999 and applied first (on a PRO RATA basis) to required principal repayments of Term Loan A and Term Loan B in the inverse order of maturity. Any then remaining Excess Operating Cash Flow shall be applied to reduce then outstanding borrowings under the Revolver until fully repaid.

                        Term Loan B Lenders may at their option decline Mandatory Prepayments, in which case proceeds shall be applied in the manner outlined above solely to Term Loan A and to reduce then outstanding borrowings under the Revolver.

COLLATERAL:             The Revolver and the Term Loans will share a common
                        collateral pool consisting of (a) a first perfected pledge of and security interest in one hundred percent
                        (100%) of the capital stock of the Borrower and Guarantors (other than RB Capital Inc.) and (b) a first perfected security interest in all assets of the Borrower and Guarantors, including but not limited to accounts and notes receivable, inventory, equipment, owned real property, all licenses, stock of subsidiaries and intangible assets (including patents, trademarks, copyrights etc.), subject to permitted encumbrances set forth in the credit agreement, including the Chicago mortgage. At all times after an Event of Default, and at other times in the Agent's discretion, the Borrower will provide the Agent with dominion over its domestic cash receipts through lock box accounts with BankBoston or agency agreements with other institutions. The Borrower will provide customary real estate collateral support, such as title insurance, environmental studies, surveys, zoning compliance, etc. The Borrower will use its reasonable best efforts to obtain landlord waivers and consents from

RB Capital Inc.                                                         Page 5

                        all lessors of leased property and will assist the Agent in seeking to obtain leasehold mortgages (and lessor consents thereto) on leased real property to the extent requested by the Agent based upon its due diligence.

REPRESENTATIONS
AND WARRANTIES:         Usual and customary for facilities of this type,
                        including but not limited to, organization, authority, enforceability, financial statements, compliance with law and other instruments, governmental approvals, material contracts, environmental matters, absence of Year 2000 computer problems, absence of material adverse change, absence of material litigation, absence of default or unmatured default, no conflict with material agreements, payment of taxes and certain business-specific matters. Additional representations and warranties may be proposed based upon the results of the Agent's due diligence.

FINANCIAL
COVENANTS:              Usual and customary for facilities of this type.
                        Consolidated Financial Covenants will be measured quarterly (except for Minimum Net Worth, which will be measured annually) on a rolling four-quarter basis and include, without limitation, the following (see Exhibit
                        III for definitions):

                        1. MAXIMUM CONSOLIDATED LEVERAGE RATIO. The ratio of Consolidated Funded Indebtedness to Consolidated EBITDA (the "Leverage Ratio") for each period of four consecutive quarters shall not exceed at any date of measurement during the periods set forth below, the ratio set forth opposite the applicable period set forth in the table below:

                             Period                      Ratio
                             ------                      -----
                         Closing through 12/31/99        4.50x
                         12/31/00                        3.75x
                         12/31/01                        3.00x
                         Thereafter                      2.50x


                        2. MINIMUM NET WORTH: Net worth will at all times be at least the net worth reported in the Borrower's pro forma closing balance sheet, stepping up each fiscal year thereafter by 75% of Consolidated Net Income and 100% of the net proceeds of new equity issuance.

                        3. CONSOLIDATED CASH FLOW RATIO: The ratio of Consolidated Cash Flow to Consolidated Financial Obligations for any period of four consecutive fiscal quarters shall not be less than 1.25x at all times.

                        4.   CONSOLIDATED EBITDAR/INTEREST AND RENTAL EXPENSE:
                        The ratio of Consolidated EBITDAR to consolidated interest charges plus Rental Expense for any period of four consecutive fiscal quarters

RB Capital Inc.                                                         Page 6

                        shall not be less than the amounts set forth below in such table opposite such date:

                             Period                      Ratio
                             ------                      -----
                         Closing through 12/31/01          1.75x
                         Thereafter                        2.00x


                        5. CONSOLIDATED CAPITAL EXPENDITURES: The Borrower and its subsidiaries shall not permit the amounts of Maintenance and Growth Capital Expenditures during each period set forth below to be greater than the amount set forth below opposite such period:

                             Period               Maintenance     Growth          Total
                             ------               -----------     ------          -----
                        Fiscal Year 1999          $5,000,000    $14,000,000    $19,000,000
                        Fiscal Year 2000          $5,000,000    $11,000,000    $16,000,000
                        Fiscal Year 2001          $5,500,000    $11,500,000    $17,000,000
                        Fiscal Year 2002          $5,500,000    $12,000,000    $17,500,000
                        Fiscal Year 2003          $6,000,000    $12,500,000    $18,500,000
                        Fiscal Years thereafter   $6,500,000    $13,000,000    $19,500,000


                        75% of the unused portion of each of the Maintenance and Growth Capital Expenditure baskets for any year (calculated without reference to any carry over amounts from prior years) may be carried over to the corresponding basket for the next fiscal year.

FINANCIAL REPORTS:      Financial information to include audited annual and
                        unaudited monthly and quarterly consolidated financial statements and unaudited monthly, quarterly and annual store-by-store financial statements, including no default certificate and calculations demonstrating compliance with all covenants.

OTHER COVENANTS:        Usual and customary for facilities of this type,
                        including but not limited to, restrictions on other indebtedness (with exceptions to be agreed upon) including subordinated indebtedness and purchase money equipment financing (in amounts to be agreed upon), guarantees, non-cancelable rental payments due under operating leases, other liabilities, an agreed-upon maximum percentage of unprofitable units (excluding units that have been in operation for less than six months), liens, acquisitions, investments, dividends and other distributions, mergers, sales of assets, sale and leaseback transactions, limits on subsidiary distributions, voluntary payments of other funded debt, derivative contracts, affiliate transactions, negative pledges, in each case subject to agreed-upon exceptions and standard affirmative covenants, regarding payment of claims and taxes, records and accounts, notices, inspection rights, bank accounts, conduct of business, compliance with laws and contracts, maintenance of insurance, maintenance of office, ERISA

RB Capital Inc.                                                         Page 7

                        compliance, further assurances, etc. Additional covenants may be proposed based upon the results of the Agent's due diligence.

                        The Borrower will be required to maintain interest rate hedging agreements in amounts (50% of debt) and with terms acceptable to the Agent.

EVENTS OF DEFAULT:      Usual and customary for facilities of this type,
                        including but not limited to, failure to pay any interest, principal or other amounts when due, failure to comply with covenants, inaccurate or false representations or warranties, cross defaults, change of control, judgment defaults, ERISA, bankruptcy and insolvency.

CLOSING CONDITIONS:     Closing shall be conditioned upon the satisfaction of
                        the following conditions precedent and other conditions customary to transactions of this type or reasonably required by the Agent:

                        1. Completion and satisfactory review of the Transaction, including, but not limited to, (i) maximum Transaction price, (ii) placement of $22,000,000 in junior debt securities and $6,000,000 of equity securities on terms and conditions, including intercreditor terms, satisfactory to the Agent, (iii) transaction expenses, (iv) the delivery of a fairness opinion in connection with the Transaction., and (iv) day one revolver usage not exceeding $1,750,000 (excluding letters of credit).

                        2. No material adverse change in the assets or business of the Borrowers or Guarantors as represented in the Borrowers' September 30, 1998 10-Q filing, any other filings with the Securities and Exchange Commission made prior to the date hereof or any other publicly available information existing on the date hereof, including the press release announcing financial results for the year ended December 27, 1998, the financial condition of the Borrowers or Guarantors as represented in the consolidated financial statements relating to them for the fiscal period ending December 27, 1998, the management or prospects of the Borrowers or Guarantors, or in the ability of any of the Borrowers or the Guarantors to perform their respective obligations described in the Outline or to complete the Transaction; in addition, no material adverse changes in governmental regulation or policy affecting BankBoston, BRS or any of the Borrowers or the Guarantors and no material changes or disruptions in the syndication, financial or capital markets that could materially impair the syndication of the Credit Facilities prior to closing.

                        3. The negotiation, execution and delivery of documentation, satisfactory to the Agent and the Borrower and their respective counsel (each of which documents shall be in full force and effect on the closing date), containing representations and warranties, conditions, covenants, events of default, indemnifications, and

RB Capital Inc.                                                         Page 8

                        increased cost and capital requirement provisions customary in bank financing documents in transactions of this type, including, without limitation, the covenants described above.

                        4. Receipt by the Agent of a satisfactory day one balance sheet and sources and uses of funds, showing the effects of the Transaction, the refinancing required as a result of the Transaction, and compliance with Financial Covenants and other terms and conditions of the Credit Facilities outlined herein.

                        5. The existing debt (with exceptions to be agreed upon for existing capitalized lease obligations and the Chicago mortgage) contemplated to be repaid in connection with the Transaction shall have been repaid in full, all credit facilities with respect thereto shall be terminated and all liens in connection therewith shall have been released.

                        6. All filings and other actions required to create and perfect a first priority security interest in all collateral of the Borrower shall have been duly made or taken, and all such collateral shall be free and clear of other liens (subject to limited exceptions to be negotiated).

                        7. The Agent shall have received the results of a recent lien search in each of the jurisdictions where assets of any of the Borrower are located, and such search shall reveal no liens on any of the assets of the Borrower except for liens approved by the Agent.

                        8. The Agent shall have completed and be satisfied in all respects with its confirmatory legal due diligence investigation of the Borrower.

                        9. The Lenders shall have received such evidence reasonably requested by the Agent from officers of the Borrower as to the Borrower's solvency on a consolidated basis after giving effect to the Transaction.

SYNDICATION MATTERS:    BankBoston will act as the exclusive administrative
                        agent for the Credit Facilities and BRS will act as the exclusive arranger, adviser and syndication manager for the Credit Facilities and, in such capacities, each of BankBoston and BRS will perform the duties and exercise the authority customarily associated with such roles.

                        BRS will manage all aspects of the syndication, including the selection of Lenders, the determination of when BRS will approach potential Lenders and the final allocations among the Lenders. The Borrower agrees to assist BRS actively in achieving a timely syndication that is reasonably satisfactory to BRS, such assistance to include, among other things, (a) direct contact during the syndication between the Borrower's senior officers, representatives and advisors, on the one hand, and prospective Lenders, on the other hand at such

RB Capital Inc.                                                         Page 9

                        times and places as BRS may reasonably request, (b) providing to BRS all financial and other information with respect to the Borrower and the transactions contemplated that BRS may reasonably request, including but not limited to financial projections relating to the foregoing, and (c) assistance in the preparation of a confidential information memorandum and other marketing materials to be used in connection with the syndication.

                        The Borrower agrees that, prior to and during the syndication of the Credit Facilities, the Borrower will not permit any offering, placement or arrangement of any competing issues of debt securities or commercial bank facilities of the Borrower and any of its subsidiaries other than the issuance of $22,000,000 of junior securities referred to above.


EXPENSES:               The Borrower will pay all reasonable fees and expenses
                        incurred by the Agent and Arranger in connection with the preparation and execution of the facilities. These will include, without limitation, legal, syndication, collateral examination, appraisal, environmental survey and other direct out-of-pocket expenses.

ASSIGNMENTS AND
PARTICIPATIONS:         Lenders will be permitted to grant participations or
                        assignments of their loans and commitments. Any Lender will be permitted to assign a portion of the Credit
                        Facilities (on a non pro-rata basis) to another lending institution in minimum amounts of $5,000,000, subject to consent of the Borrower (so long as no Default exists) and Agent, which consent will not be unreasonably withheld.

VOTING RIGHTS:          Lenders holding 66 2/3% of all of the outstanding
                        commitments under the Revolver and Term Loans for all amendments and waivers, provided that the following shall require 100% of the Lenders: (1) increase in commitments; (2) decreases in interest rates; (3) postponement of scheduled amortization or final maturity; (4) release of all or substantially all of the collateral; and (5) changes in the percentage voting rights. Voting rights provisions are subject to adjustment by the Agent to address concerns of potential Lenders in the syndication process.

INDEMNIFICATION:        The Borrower shall indemnify the Agent and the Lenders
                        against all losses, liabilities, claims, damages or expenses relating to their loans, the loan documents, the Borrower's use of loan proceeds or the commitments, including but not limited to attorneys and other professional fees and settlement costs.

GOVERNING LAW:          The Commonwealth of Massachusetts.

AGENT'S COUNSEL:        Bingham Dana LLP

RB Capital Inc.                                                         Page 10

                                  RB CAPITAL INC.
                          Outline of Terms and Conditions

                                     EXHIBIT I

                                    AMORTIZATION

            TERM LOAN A     TERM LOAN B     TOTAL AMORTIZATION
            -----------     -----------     ------------------
Year 1       $750,000            $0               $750,000

Year 2      $3,000,000       $1,000,000          $4,000,000

Year 3      $4,000,000       $1,000,000          $5,000,000

Year 4      $5,000,000       $2,000,000          $7,000,000

Year 5      $7,250,000       $3,000,000          $10,250,000

Year 6                      $11,000,000          $11,000,000

Year 7                      $12,000,000          $12,000,000
            -----------     -----------          -----------
            $20,000,000     $30,000,000          $50,000,000
            -----------     -----------          -----------
            -----------     -----------          -----------


RB Capital Inc.                                                         Page 11

                                  RB CAPITAL INC.
                          Outline of Terms and Conditions

                                     EXHIBIT II

                                 APPLICABLE MARGIN

                        LEVEL I       LEVEL II        LEVEL III        LEVEL IV      LEVEL V

LEVERAGE RATIO          less than     less than       less than        less than     greater than or
                         2.5x           3.0x            3.50             4.0x        equal to 4.0x

REVOLVER:

Base Rate Margin         0.75%         1.00%           1.50%            1.75%             2.00%

Eurodollar Margin        2.25%         2.50%           3.00%            3.25%             3.50%

TERM LOAN A:

Base Rate Margin         0.75%         1.00%           1.50%            1.75%             2.00%

Eurodollar Margin        2.25%         2.50%           3.00%            3.25%             3.50%

TERM LOAN B:

Base Rate Margin         2.00%         2.00%           2.00%            2.25%             2.50%

Eurodollar Margin        3.50%         3.50%           3.50%            3.75%             4.00%


PRICING WILL BE LOCKED AT LEVEL V UNTIL RECEIPT OF THE COMPLIANCE CERTIFICATE FOR THE FISCAL YEAR ENDED 12/31/99.

RB Capital Inc.                                                        Page 12

                                  RB CAPITAL INC.
                          Outline of Terms and Conditions


                                    EXHIBIT III

                                    DEFINITIONS

CAPITAL
EXPENDITURES:            Amounts expended or financed for capital assets and
                         restaurant pre-opening costs.

CONSOLIDATED
CASH FLOW:               For any period, the sum of (a) the Consolidated Pre-tax
                         Income of the Borrower and its subsidiaries for such period, MINUS (b) cash income taxes during such period, PLUS (c) the aggregate amount of consolidated restaurant pre-opening costs and consolidated depreciation and amortization charges made in calculating Consolidated Pre-tax Income for such period, PLUS (d) the Consolidated Interest Charges of the Borrower and its subsidiaries for such period, PLUS
                         (e) Minority Interest for such period, PLUS (f) severance costs and extraordinary non-recurring charges incurred in connection with the Acquisition, PLUS (g) other consolidated non-cash charges, if any, for such period, MINUS (h) the greater of (i) the aggregate amount of Maintenance Capital Expenditures during such period, or (ii) $1.5 million.

CONSOLIDATED
EBITDAR: For any period, the sum of (a) the Consolidated Pre-tax Income of the Borrower and its subsidiaries for such period, PLUS (b) Minority Interest for such period, PLUS (c) the Consolidated Interest Charges and Rental Expense of the Borrower and its subsidiaries for such period, PLUS (d) consolidated restaurant pre-opening costs and consolidated depreciation and amortization expenses of the Borrower and its subsidiaries for such period, PLUS (e) severance costs and extraordinary non-recurring charges incurred in connection with the Acquisition, PLUS (f) other consolidated non-cash charges of the Borrower and its subsidiaries for such period.

CONSOLIDATED
EBITDA: For any period, the sum of (a) the Consolidated Pre-tax Income of the Borrower and its subsidiaries for such period, PLUS (b) Minority Interest for such period, PLUS (c) the Consolidated Interest Charges of the Borrower and its subsidiaries for such period, PLUS (d) consolidated restaurant pre-opening costs and consolidated depreciation and amortization expenses of the Borrower and its subsidiaries for such period, PLUS
                         (e) severance costs and extraordinary non-recurring charges incurred in connection with the Acquisition, PLUS (f) other consolidated non-cash charges of the Borrower and its subsidiaries for such period.

RB Capital Inc.                                                        Page 13

CONSOLIDATED
FINANCIAL
OBLIGATIONS:             For any period, the sum of all scheduled payments
                         (including without limitation, principal, interest and commitment fees) on Indebtedness of the Borrower and its subsidiaries, including capital leases, which came due during such period.

CONSOLIDATED
FUNDED
INDEBTEDNESS:            At any time, the sum of (a) the aggregate amount of
                         Indebtedness of the Borrower and its subsidiaries, on a consolidated basis, relating to the borrowing of money or the obtaining of credit or in respect of capitalized leases, PLUS (b) the aggregate maximum drawing amount of all letters of credit outstanding, PLUS (without duplication) (c) all Indebtedness guaranteed by the Borrower or any of its subsidiaries.

CONSOLIDATED
NET INCOME:              The consolidated net income of the Borrower and its
                         subsidiaries for any period determined in accordance with generally accepted accounting principles consistently applied.

GROWTH CAPITAL
EXPENDITURES:            Capital Expenditures (including restaurant pre-opening
                         costs) for existing concept growth in the Borrower's projections in amounts reasonably acceptable to the Agent.

INDEBTEDNESS:            All obligations, contingent or otherwise, that in
                         accordance with generally accepted accounting principles should be classified on the obligor's balance sheet as liabilities, or to which reference should be made by footnotes.

MAINTENANCE CAPITAL
EXPENDITURES:            All Capital Expenditures other than those constituting
                         Growth Capital Expenditures.